EXHIBIT 99.1

Intellipharmaceutics Appoints Vice President Business Development

TORONTO, Jan. 30, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that its United States subsidiary, Intellipharmaceutics Ltd., has appointed Ira Baeringer as its Vice President, Business Development, effective February 1, 2012.

Mr. Baeringer will be assisting Intellipharmaceutics with the commercialization of products in its controlled-release generic drug Abbreviated New Drug Applications (ANDA) portfolio and 505(b)(2) New Drug Application (NDA) portfolio across markets inside and outside the United States. Mr. Baeringer brings 20 years of experience in pharmaceutical licensing, development, supply, acquisitions, divestitures, and alliance management. He was most recently with sanofi-aventis from 2009 to 2012, and was previously with Sandoz Inc., Dorland Sweeney Jones, Forest Pharmaceuticals, Inc. and TEVA Pharmaceuticals USA.

"We are pleased to have Ira join the Intellipharmaceutics team as we build our leadership group and infrastructure to help position us for growth and expansion of our core business," stated Dr. Isa Odidi, CEO. "His experience will be of great value as Intellipharmaceutics continues to pursue implementation of its commercialization plans in the U.S. market through the exploration of new drug product opportunities and new strategic partnerships."

"I am pleased to be joining Intellipharmaceutics at this exciting time in the Company's history," said Mr. Baeringer. "I believe the six product candidates filed with the FDA for regulatory approval will form a solid base to develop near term strategic partnerships and build out our commercial capabilities."

About Intellipharmaceutics

Intellipharmaceutics International Inc., operating through its subsidiaries, is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic, including capital market, conditions, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com